

CONTINUITY

T. ROWE PRICE GROUP ANNUAL REPORT

2009

T.RowePrice®
INVEST WITH CONFIDENCE

Thomas Rowe Price, Jr., our founder, often said that change is the investor's only certainty. His adage has never felt more true than during the past year. No matter what the market cycle, our associates offer continuity—through a time-tested, disciplined approach and a steady focus on doing what's right for our clients over the long-term.



DEAR STOCKHOLDER:

Continuity. If there was ever a time when continuity of approach and experience were critical for successful investing, it was during the last year. The financial crisis of 2008 continued into the first three months of 2009. Financial markets, however, began to improve in March when global equities rallied sharply along with many fixed income sectors. Investors who had sought refuge in safer investments, like government bonds and money market funds, began to seek better returns in riskier assets such as higher-yielding bonds and equities. Instead of worrying about another Great Depression, observers began to talk about the light at the end of the economic tunnel. Eventually, there were signs that the coordinated government response was having the intended effect. By the end of the year, the question was not whether the global economy would ever recover but how strong global economic growth would be in 2010.

The sharp downturn in the markets early in the year led to severe pressure on our revenues, net income, and earnings per share (EPS) relative to 2008. Nevertheless, as the year unfolded, T. Rowe Price began to gradually benefit from improving global markets, and we finished the year at an accelerating pace of recovery. Our balance sheet, cash flow generation, and liquidity remained strong. As a sign of the confidence we have in the future, we continued our record of annual dividend increases since our initial public offering in 1986.

MARKET ENVIRONMENT AND ASSET GROWTH

The health of global financial markets, our success in performing for our clients, and our ability to attract new clients all affect company performance. In 2009, all three factors helped our results.

The U.S. equity market rebounded sharply in 2009, with the S&P 500 returning approximately 26%, a marked improvement from 2008's 37% loss. Equity markets around the world were even more rewarding than in the United States, with the MSCI EAFE index of developed country stocks returning 32% and the MSCI emerging market benchmark returning 79%.

The fixed income markets also posted generally positive returns with eye-popping results in some sectors. The Credit Suisse High Yield Index, for example, returned 54%. Investment-grade corporate bonds also performed well, reflecting improved investor confidence. In a mirror image to what transpired in 2008, long-maturity Treasury securities were the most disappointing investment in 2009 as long-term interest rates rose slightly and investors moved money from high-quality bonds into riskier fixed income securities. Money market yields dropped dramatically, in line with the Federal Reserve's accommodative monetary policy.

The benefit of sticking to our consistent, disciplined investment approach over the length of an investment cycle is confirmed by our strong relative results. Over the three years ended December 31, 2009, 80% of our retail mutual funds have outperformed their Lipper peers, and 89% have outperformed for the five-year period. Our institutional strategies and separate accounts have posted strong results as well.

While investment returns ranged from good to very good, the company's performance was also helped by asset growth from new and existing clients. Net cash flows into the company were $22.7 billion in 2009 with $12.5 billion representing investments in the T. Rowe Price mutual funds and $10.2 billion representing investments in our various institutional investment strategies.

FINANCIAL PERFORMANCE

As mentioned, revenues and earnings declined in 2009 as our average assets under management (AUM) were lower than in 2008. This relates to the timing of the market decline and rebound and the math of how our revenues are generated. The 2008 market decline occurred relatively late in the year—the Dow finished above 11,000 as late as September 26, 2008—and as a result our average AUM for 2008 was well above our ending AUM. The market decline continued into March 2009 and left our assets under management substantially below their high point in 2008. Although the markets began to recover in March, our 2009 average assets under management bore the brunt of that decline, finishing about 18% below our AUM at the end of the year.

(IN MILLIONS)	2008	2009
Net Revenues	$2,116.3	$1,867.4
Net Income	$490.8	$433.6
Net Cash Flow From Operations	$741.8	$535.6
Stockholders' Equity	$2,488.8	$2,882.2

	2008	2009
Basic Earnings Per Common Share	$1.89	$1.69
Diluted Earnings Per Common Share	$1.81	$1.65
Dividends Per Common Share	$.96	$1.00

Average assets under management of $321 billion for 2009 were down from $358 billion in 2008. Consequently, net revenues declined to $1.867 billion from the 2008 level of $2.116 billion. Net income fell to $434 million from $491 million, and diluted earnings per common share declined to $1.65 in 2009 from $1.81. Even though EPS declined, our return on equity was 16.1%, down from peak levels but relatively high given the challenging macro environment. We maintained our strong financial position during the year. We increased our dividend by 4%, repurchased nearly 2.3 million shares of our common stock for $67 million, and made capital investments of $134 million, while improving our liquidity and carrying no debt on our balance sheet.

BUILDING ON OUR FOUNDATION

We continued to invest in our global organization to ensure that we can meet our clients' needs in the future. We introduced several new products and expanded our investment staff in key locations around the world. In May, we opened an exhibit at INNOVENTIONS at *Epcot*® at the *Walt Disney World*® Resort in Florida designed to educate families on the basics of personal finance. The Great Piggy Bank Adventure℠ has been a genuine success, and it's not limited to visitors to Florida—you can also play the game online at thegreatpiggybankadventure.com.

Late in the year, we agreed to purchase a 26% interest in UTI Asset Management Company, a leading Indian investment manager. Over time, our investment in UTI will enable us to capitalize on the growth potential of India's asset management industry. UTI manages almost $18 billion and has an excellent staff and strong growth prospects. We view this as a long-term investment that allows us to build stockholder value by teaming up with a skilled investment and distribution organization in a large and growing market. We completed this acquisition on January 20, 2010.

Over the last few years, we've made good progress in reducing our impact on the environment. We've incorporated Leadership in Energy and Environmental Design (LEED) guidelines in our new building designs, identified ways to become more energy efficient, expanded our recycling programs, and reduced our water consumption. Recently, *Newsweek* magazine recognized our efforts in its annual sustainability survey. Investment organizations tend to be light consumers of natural resources, and our carbon footprint is a relatively small one. Nonetheless, we want to be mindful of our impact on the world around us.

We continue to play an important role in our community through both the T. Rowe Price Foundation and the tremendous personal investment of time and financial resources of so many associates. There is no better example of the importance of community involvement than what happened one night in September when our colleague, Rob Gensler, and his family escaped a massive house fire. Larry Getlan, another colleague, led the first volunteer fire department unit to respond in an attempt to save the Genslers' house. A local newspaper recently published a story on Rob's daughter's efforts to raise money to support the fire department. We are all connected.

PERSPECTIVE ON REGULATION, GOVERNANCE, AND COMPENSATION

Over the last year, there has been much discussion of government bailouts (we didn't need one nor did we take one), regulatory reform, corporate governance, and executive compensation.

Regarding the array of financial regulatory reform proposals, we are in favor of those initiatives designed to improve investor protection, transparency, and accountability, but we are generally opposed to initiatives that interfere with how Boards and managements oversee and manage their companies. For example, we applaud proposals to better regulate the derivatives markets and to require better hedge fund disclosure and more transparency in short selling. We are opposed to proposals that interfere with a Board of Directors' oversight of key governance and compensation decisions. In our view, the government has a role to play in regulating markets and protecting investors but should not be in the business of telling companies how to manage their affairs.

You can learn more about our corporate governance policies on our Web site at troweprice.com. We believe our corporate governance policies have served the company well, and we plan to add a new element in 2010. We intend to adopt a "clawback" provision, which will empower the Board to recoup senior management compensation in cases of financial fraud or misrepresentation.

Reflecting lower earnings, compensation was generally down across the company in both 2008 and 2009, particularly among more highly paid individuals. Like you, we are stockholders, and the growth in the value of the company is of critical importance to us. Our long-term equity incentive program is the primary mechanism to ensure that our interests are aligned with yours. It's worth noting that we do not have employment contracts, golden parachutes, severance agreements, company cars, corporate jets, guarantees, or other commonly found executive perquisites. Compensation is critical to our ability to attract and retain the best people, and we work very hard to get it right. You can learn more about our compensation philosophy and strategy in our Annual Proxy Statement.

SUMMARY AND OUTLOOK

The investment environment in 2010 is likely to be every bit as challenging as in the recent past. While global economies are likely to recover in 2010, it is less clear how financial markets will perform given the market rebound we've already experienced. Our best guess is that we will see solid equity market performance, although at a much more subdued pace than in 2009. Fixed income returns are also likely to be closer to historical averages in 2010. We are likely entering the early phases of a new interest rate cycle, with central banks evaluating how to begin withdrawing their extraordinary economic and financial market support. Whatever happens, we are confident that we have the best people in place around the world to meet our clients' needs.

We experienced a management committee change in late 2009. In September, President Obama nominated Mary J. Miller, our global fixed income head and a member of our committee, to the position of Assistant Secretary of the Treasury, where she will help address many of our country's financial challenges. Anticipating final confirmation, Mary retired at the end of December. While Mary's position will be capably filled by Michael Gitlin, formerly head of global equity and fixed income trading, our associates and our clients will greatly miss her. Mary spent 26 years with T. Rowe Price, and the ultimate testimony to her investment leadership and management skill is the outstanding quality of our fixed income staff and their performance for our clients. Thank you, Mary, for your many contributions to the success of the company.

This year's report is about continuity. We are proud to have had so many of you as investors in T. Rowe Price for so long. We'll do our best to continue to deliver for you and earn your confidence.

Sincerely,



Brian C. Rogers,
Chairman of the Board and Chief Investment Officer
February 5, 2010



James A. C. Kennedy,
Chief Executive Officer and President

"There's a continuous discipline underlying our target-date funds. We have a willingness to review our thinking and reaffirm our beliefs. It leads to a better product, but I think it also helps our clients feel more confident."

-RICHARD WHITNEY
DIRECTOR OF ASSET ALLOCATION



THINKING IT THROUGH: REAFFIRMATION FOR TARGET-DATE INVESTORS

Since the 2008 collapse in the bond and stock markets, target-date funds have been under fire. "Much of the attention has been on market risk," says Richard Whitney, T. Rowe Price Group's director of Asset Allocation, who leads the team responsible for the design and management of the firm's Retirement Funds. "Investors who were close to retirement—and invested in target-date funds—suffered substantial losses during the downturn."

In the media, all target-date funds, especially those that had higher allocations to equity, were criticized for being too volatile to fulfill income needs in retirement. Fortunately, the professionals who designed our funds were poised to defend our strategy. Well before the downturn, groups of T. Rowe Price analysts regularly tested the design and durability of the Retirement Funds by running thousands of mathematical simulations using historical market cycles. The goal was to design a strategy that would generate an income stream likely to last through a 30-year retirement. "We considered not only market risk, but also the risks of inflation and of outliving one's assets during a long retirement. Plus, we factored in participant behavior during accumulation and withdrawal periods," says Whitney.

Still, given the crash and the subsequent concerns, Whitney and a team of experienced analysts, financial planners, and investment professionals reevaluated their strategy in light of the volatility of 2008 and 2009.

What they found should be reassuring to investors. If they adhere to T. Rowe Price's recommended savings and withdrawal rates, the equity allocation—even with severe market declines—still has a high probability of ensuring that investors have sufficient assets for their lifetimes. "Although the market's volatility was daunting in the short term, the crisis hasn't diminished our team's confidence in the benefits of higher equity allocation in our clients' retirement portfolios," said Whitney.

Whitney believes the events of the past year also highlight the value of the firm's approach. "There's a continuous discipline underlying our target-date funds. We have a willingness to review our thinking and reaffirm our beliefs. It leads to a better product, but I think it also helps our clients feel more confident."



LISTENING TO CLIENTS: THOUGHTFUL GUIDANCE DURING EMOTIONAL TIMES

As the tumult of early 2009 gave way to an extended market rally, Andrea Howell, a Colorado Springs telephone representative, got a call from a satisfied investor. "I just want to thank T. Rowe Price for the investment guidance I received when the markets were dropping," he said to Andrea. "If I had acted on my own, I would have lost a lot of money. Speaking with a T. Rowe Price representative calmed my nerves and got me to focus on my long-term goals."

In the course of a year, T. Rowe Price phone representatives field a wide range of calls from investors. If markets are down, some callers question basic investment principles. "They may consider moving away from a long-term portfolio due to short term losses," explains Angel Colon, an associate in our Tampa office.

No matter what the market conditions, careful preparation enables representatives in Owings Mills, Colorado Springs, and Tampa to provide investors with thoughtful guidance. The firm anticipates call volumes and prepares well in advance to ensure that it will be available to help its clients in every way possible. In addition, hundreds of associates with previous frontline experience are available to assist during peak periods.

Associates seek to empathize with clients but also help them think critically about their circumstances rather than reacting emotionally. For clients, it is a reassuring combination. Tampa associate Michael Schill says he has spent as much as an hour on some calls. "In the end, clients appreciate our approach of focusing on proper asset allocation, diversification, and rebalancing to meet their long-term needs."



"Speaking with a T. Rowe Price representative calmed my nerves and got me to focus on my long-term goals."

-A T. ROWE PRICE INVESTOR



"There was a focus on investing globally, which I thought was very appropriate. All investors at least need to consider global strategies and, in most cases, participate in them."

-CLIENT
INSTITUTIONAL INVESTING



SHARING INSIGHTS: A SYMPOSIUM FOR INSTITUTIONAL INVESTORS

By late 2009, institutional investors had seen an unnerving downturn gradually give way to an environment of cautious optimism. Still, the reverberations left many eager for experienced perspectives on what it all meant and on what might lie ahead.

T. Rowe Price associates reach out regularly to institutional clients–sharing insights and seeking the client point of view at thousands of meetings each year. But on a biannual basis, the firm brings many of its institutional clients and investment professionals together at the T. Rowe Price Investment Symposium in Baltimore. This event is a unique opportunity to discuss the markets, relate experiences, and participate in a vibrant, open dialogue.

With the investment environment of the past year providing a dramatic backdrop, the 2009 Investment Symposium saw record attendance. General sessions helped put global markets in context while shedding light on the current economic and political landscapes. A range of smaller discussions explored the thinking behind specific investment strategies, in both the equity and fixed income arenas.

Many clients came for firsthand insights from T. Rowe Price portfolio managers, who average 19 years of investment experience and 14 years of tenure with the firm. According to one client, "Access to T. Rowe Price professionals was excellent."

Others appreciated the prevalence of sessions that looked beyond the U.S. "There was a focus on investing globally, which I thought was very appropriate. All investors at least need to consider global strategies and, in most cases, participate in them," one attendee said.

The audience included a diverse group of institutional investors. To make the conference engaging for all, a great deal of time and thought went into the agenda. Teams from investing, the distribution units, and marketing worked together for months in advance to develop and hone content. "Sharing our views in this kind of setting is important," says Chuck Knudsen, a senior client service executive with T. Rowe Price Global Investment Services. "Just as important is being able to listen to our clients about what's on their minds. It creates a sense of connection that you don't always get in everyday business settings."

Post-conference comments revealed an appreciation for the care that goes into the event. According to one client, the Investment Symposium was "extremely well planned and informative. I am always impressed with T. Rowe. [I saw a] great corporate culture on display."



MAKING IT SIMPLE: FINANCIAL EDUCATION TO EMPOWER INDIVIDUALS AND FAMILIES

Today, individuals are faced with an overwhelming amount of financial information. The usability of that information, however, can vary wildly. That is why T. Rowe Price works to take a thoughtful approach by educating investors about fundamentals and helping them feel confident with their decisions.

Stuart Ritter, CFP, a financial planner with T. Rowe Price, believes that the firm's approach to investor education separates it from other companies. "It's easy to make investing concepts seem complicated. What's more challenging—and more valuable—is to make these concepts understandable for everyone."

In 2009, as many families grappled with difficult financial issues, T. Rowe Price found a way to bring its educational approach to a broader audience. Ritter was part of a team of investment professionals who collaborated with Walt Disney Imagineering and Walt Disney Parks and Resorts Online to create The Great Piggy Bank Adventure℠—a live theme park experience at INNOVENTIONS at *Epcot*® at the *Walt Disney World*® Resort in Florida and an online game at thegreatpiggybankadventure.com.



The Great Piggy Bank Adventure brings core financial principles to life for children and adults. To further help parents start financial conversations with their children, a complementary Family Center Web site (troweprice.com/trowefamilycenter) shares stories from parents about the financial lessons they learned at an early age and how they are passing them on to their kids. According to Ritter, these initiatives are a natural extension for the firm. "We have a long history of providing all kinds of guidance for individuals, whether they're novices or experts, on the things they need to know to reach their financial goals," he says.

Another, more narrowly focused example of the firm's educational approach is its online Retirement Income Calculator (troweprice.com/ric). With a series of simple questions, the calculator quickly helps determine how much income an individual might have in retirement and the likelihood that the savings will last through retirement. "We tried to strip the complexity out of the calculator," says Ritter. "Of course the discipline and rigor are still there. But on screen, it's about seamlessly guiding you to an actionable answer."

All of T. Rowe Price's educational resources are developed and delivered in a way that puts the client at the center of the experience. Ritter sums it up. "It doesn't matter what you know if you can't help people grasp it and take action."

T. Rowe Price and Disney Enterprises, Inc., are not affiliated companies.

"It's easy to make investing concepts seem complicated. What's more challenging—and more valuable—is to make these concepts understandable for everyone."

-STUART RITTER
T. ROWE PRICE FINANCIAL PLANNING SERVICES



"Of course we met with company executives, but also with people from various levels of operational management. We were able to ask questions, to see conditions firsthand."

-LEIGH INNES
PORTFOLIO MANAGER, EMERGING EUROPE & MEDITERRANEAN STRATEGY



LOOKING DEEPER: FIRSTHAND EXPLORATION OF EMERGING MARKETS

"We were 3,840 meters underground," says Portfolio Manager Leigh Innes. "Deeper than any other mine in the world." Innes, who manages the Emerging Europe & Mediterranean Strategy, was part of a team of T. Rowe Price investment professionals who visited the Mponeng mine in South Africa.

Investment analysts like to say that when it comes to understanding a company, there's no substitute for being there. In this case, "being there" meant she had a 4 a.m. start, safety briefings, and a long descent via triple-decker elevator. "It was an amazing experience," says Innes. "Of course we met with company executives, but also with people from various levels of operational management. We were able to ask questions, to see conditions firsthand."

On-site company visits are a regular component of a T. Rowe Price investment professional's routine. But this particular visit took place during T. Rowe Price's annual emerging markets week. Held in a different country each year, the gathering provides an opportunity for the firm's far-flung global team to gather, study one market in-depth, and share investment perspectives from across sectors and regions.

Gonzalo Pángaro, a native Argentinian and head of the emerging markets team for T. Rowe Price, says one portion of the emerging markets week is devoted to gleaning insights from local economists and government officials on the country's challenges—such as labor, electricity, health, and education. The team then couples those macro perspectives with company visits, up to six per day. "What you get is a multifaceted picture of the whole market," Pángaro says. "You understand the companies but also the environment in which they operate."

The gathering also helps the team enhance its rapport while allowing analysts to explore areas outside their usual specialties. According to Pángaro, "Analysts who may focus on one region or sector can explore a broader set of investment opportunities and see connections to their own area that may not have been evident otherwise."

A volunteer day rounded out the team's weeklong tour of South Africa. They visited ProMaths, an educational program in Johannesburg's Soweto area that aims to improve math competencies among secondary school students. The students shared their goals and dreams, and T. Rowe Price associates shared their own experiences about the importance of mathematics and how it helped them forge their own career paths. "The day provided a backdrop on a country I've never been to," explains analyst Verena Wachnitz. "I have a better understanding of the country, including its educational challenges."



FINANCIAL INFORMATION

Selected Consolidated Financial Data

(in millions, except per-share data)

	2005	2006	2007	2008	2009
Net revenues	$ 1,512	$ 1,815	$ 2,228	$ 2,116	$ 1,867
Net operating income	$ 655	$ 787	$ 996	$ 849	$ 702
Net income	$ 431	$ 530	$ 671	$ 491	$ 434
Net cash provided by operating activities	$ 540	$ 593	$ 758	$ 742	$ 536
Per-share information					
Basic earnings	$ 1.65	$ 2.01	$ 2.53	$ 1.89	$ 1.69
Diluted earnings	$ 1.58	$ 1.90	$ 2.40	$ 1.81	$ 1.65
Cash dividends declared	$ .485	$ .59	$ .75	$ .96	$ 1.00
Weighted average common shares outstanding	260.5	263.8	264.8	259.3	255.9
Weighted average common shares outstanding assuming dilution	273.2	278.6	279.1	269.9	262.3
Balance sheet data at December 31					
Total assets	$ 2,311	$ 2,765	$ 3,177	$ 2,819	$ 3,210
Stockholders' equity	$ 2,036	$ 2,427	$ 2,777	$ 2,489	$ 2,882
Assets under management at December 31 (in billions)	$ 269.5	$ 334.7	$ 400.0	$ 276.3	$ 391.3

Per-share and share amounts for prior years have been adjusted to reflect the two-for-one split of our common stock in June 2006 and the 2009 change in accounting standards pertaining to the calculation of earnings per share.

Common Stock Performance

Our common stock trades on the NASDAQ Global Select Market under the symbol TROW. This chart compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks and the S&P 500. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2004, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by The NASDAQ Stock Market to its listed companies and data obtained from Standard & Poor's Web site (standardandpoors.com).


$300
$250
$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
TROW
$187
S&P 500
$102
NASDAQ Financials
$77

The following chart presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated.


$80
$70
$60
$50
$40
$30
$20
$50.00
$56.47
$53.71
$35.44
$28.86
$41.67
$45.70
$53.25

Dividends declared per share	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2009 Q1	2009 Q2	2009 Q3	2009 Q4
	$ .24	$ .24	$ .24	$ .24	$ .25	$ .25	$ .25	$ .25

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL.

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our sponsored mutual funds and other managed investment portfolios. Investment advisory clients outside the United States account for nearly 12% of our assets under management at December 31, 2009.

We manage a broad range of U.S., international and global stock, bond, and money market mutual funds and other investment portfolios, which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management affect our revenues and results of operations.

We remain debt-free with substantial liquidity and financial resources that afford us flexibility during periods of market turmoil and the stability to prudently manage the firm for the long-term. Our financial strength allows us to remain focused on our clients during periods of market stress and to take advantage of growth opportunities throughout market cycles. As a result, recent financial market turmoil has not led us to fundamentally change our business model or significantly modify our operations, as has been the case with many other financial services companies.

BACKGROUND.

The severe downturn in global financial markets, especially during the second half of 2008 and early 2009, added significant additional volatility to investor returns and our financial results, including significant changes in our assets under management and related advisory revenues, the value of our corporate mutual fund investments, our operating cash flows, and our net income.

While we are always vigilant in controlling our operating expenses, we began a series of cost reduction and avoidance initiatives in late 2007 to get ahead of deteriorating market conditions. These efforts were heightened through the last two years, especially with the equity market's steep decline in the fourth quarter of 2008 and first quarter of 2009, and included a 5.5% reduction of our workforce in April 2009. In addition to other cost reductions, we realized a net savings in 2009 from the workforce reduction of $5.2 million as the related second quarter charge was more than offset by expense savings over the balance of the year, net of related administrative fee reductions that benefitted shareholders of the T. Rowe Price mutual funds. Through attrition, retirements and the workforce reduction, our number of associates at the end of 2009 is 4,802, down 10.8% from the 5,385 employed at the beginning of the year.

In the first quarter of 2009, major large-cap indexes plunged to 12-year lows as the economy contracted and unemployment surged. Governments around the world intervened aggressively to provide liquidity to the credit markets, stabilize the banking sector, and stimulate economic activity. From late March through the end of the year, investor sentiment improved and share prices rose as credit market conditions loosened, corporate earnings improved in many sectors, and the U.S. economy showed signs of emerging from recession. As we enter 2010, the question has become how strong global economic growth will be and whether it can be sustained.

In this environment, the S&P 500 Index of large-cap companies in leading industries of the U.S. economy returned 26.5% in 2009 while the NASDAQ Composite Index, which is heavily weighted with technology companies, was up 43.9% (excluding dividends). Returns on stocks in many non-U.S. markets were stronger in 2009, as global economies were improving and weakness in the U.S. dollar enhanced dollar-denominated returns. Emerging markets produced stellar returns, with Brazil, Russia, India, and China among the top-performing equity markets. Developed Asian and European equity markets, in comparison, were less robust, with Japan trailing significantly. The MSCI Emerging Markets Index returned 79.0% versus 32.5% for the MSCI EAFE Index, which measures the performance of mostly large-cap equities in Europe, Australasia, and the Far East.

The U.S. Federal Reserve's target funds rate remained the lowest in history – in the range of 0% to .25% – throughout 2009 and the abundant liquidity at government auctions put downward pressure on the short side of the U.S. Treasury yield curve. The annual yield on one-month Treasury bills was only .04% at the end of 2009 and money market fund returns had plunged to near 0%. On the longer side, the yield on the benchmark 10-year U.S. Treasuries ended the year at 3.85%, up 160 basis points from the end of 2008.

Credit spreads to riskier debt securities narrowed considerably over the year, moving back to levels that are more normal. Investors that had moved into high-quality government issues are now moving to higher yielding junk bonds and emerging market debt. As a result, the Credit Suisse High Yield Index gained 54.2% in 2009 and the JPMorgan Emerging Markets Bond Index Global (in U.S. dollar terms) returned 28.2%. The Barclays Capital Municipal Bond Index gained 12.9%, and the Barclays Capital U.S. Aggregate Index gained 5.9%, adding to strong returns among debt securities.

In this business environment, investors entrusted net inflows of $22.7 billion to our management in 2009, including $14.7 billion that originated during the second half of the year. Total assets under our management ended 2009 at $391.3 billion, a substantial recovery from $276.3 billion at the end of 2008 to a level approaching the historical period-end high of $400.0 billion at December 31, 2007. Our assets under management (in billions) have changed during the past three years as follows:

	2007	2008	2009
Assets under management at beginning of year	$ 334.7	$ 400.0	$ 276.3
Net cash inflows			
Sponsored mutual funds in the U.S.	20.2	3.9	12.5
Other portfolios	13.6	13.2	10.2
	33.8	17.1	22.7
Net market gains (losses) and income	32.4	(140.3)	92.7
Mutual fund distributions not reinvested	(.9)	(.5)	(.4)
Increase (decrease) during year	65.3	(123.7)	115.0
Assets under management at end of year	$ 400.0	$ 276.3	$ 391.3

Over the last three years, our net cash inflows have been sourced most significantly from third-party financial intermediaries and from institutional investors around the world. Our relative investment performance over much of this period and brand awareness contributed significantly to attracting net inflows across each of our four distribution channels.

Assets under management at December 31, 2009, include $290.4 billion in equity and blended asset investment portfolios and $100.9 billion in fixed income investment portfolios. The investment portfolios that we manage consist of $232.7 billion in the T. Rowe Price mutual funds distributed in the United States and $158.6 billion in other investment portfolios, including separately managed accounts, subadvised funds, and other sponsored investment funds offered to investors outside the U.S. and through variable annuity life insurance plans.

We incur significant expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts may often involve costs that precede any future revenues that we may recognize from increases to our assets under management.

RESULTS OF OPERATIONS.

2009 versus 2008. Investment advisory revenues were down 12%, or $215 million, to more than $1.5 billion in 2009 as average assets under our management of $321.3 billion in 2009 were $36.9 billion lower than in 2008. The average annualized fee rate earned on our assets under management was 48.1 basis points during 2009, down from the 49.2 basis points earned during 2008. Lower equity market valuations resulted in an increase in the percentage of our assets under management being attributable to lower fee fixed income portfolios, including money market funds for which we reduced advisory fees in order to maintain yields at or above 0% to fund investors.

Net revenues decreased 12%, or $249 million, to nearly $1.9 billion. Operating expenses fell 8%, or $102 million, to almost $1.2 billion in 2009. Overall, net operating income in 2009 decreased $147 million, or 17%, to $702 million. Our operating margin declined to 37.6% in 2009 from 40.1% in 2008 as the impact of lower average market valuations over 2009, which decreased our assets under management and corresponding advisory revenues, was offset only partially by the savings from our cost reduction efforts. Our non-operating investment loss decreased nearly $40 million due to the higher other than temporary impairment charges recognized in 2008 on our investments in sponsored mutual funds. Net income fell 12% or $57 million to nearly $434 million. Diluted earnings per share on our common stock also decreased to $1.65, down 9% or $.16 from $1.81 in 2008. The retrospective application in 2009 of new financial reporting guidance that recognizes our outstanding restricted stock and stock units, on which we pay non-forfeitable dividends, as if they were a separate class of stock reduced previously reported 2008 diluted earnings per share on our common stock of $1.82 by $.01 per share. The non-operating charges to recognize other than temporary impairments of our fund investments reduced diluted earnings per share by $.21 in 2008 and $.09 in 2009.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased more than $170 million, or 14%, from 2008 to almost $1.1 billion. Average mutual fund assets were $191.8 billion in 2009, down 11% from the average of $216.1 billion during 2008. Net inflows to the mutual funds in 2009 were $12.5 billion, including $6.4 billion that originated from our target-date Retirement Funds. Our bond funds added $10.0 billion of net inflows, including $6.3 billion from four funds – New Income, Short Term Bond, International Bond and Emerging Markets Bond – that each added more than $1 billion during the year. The stock and blended asset funds had net inflows of $4.8 billion after the transfer of $1.3 billion to other investment portfolios under our management. The Equity Index 500 and Mid-Cap Growth funds had total net inflows of $2.5 billion in 2009. Our money market funds had net outflows of $2.3 billion during the year. Higher market valuations and income increased mutual fund assets under management by $55.8 billion in 2009.

Investment advisory revenues earned on the other investment portfolios that we manage decreased $44 million, or 8.5%, to $477.8 million in 2009. Average assets in these portfolios were $129.5 billion during 2009, down $12.6 billion or 9% from 2008. Other investment portfolio assets under management increased $46.7 billion during 2009, including $36.5 billion in market gains and income and $10.2 billion of net inflows, primarily from institutional investors. Net inflows include $1.3 billion transferred from the stock and blended asset mutual funds during 2009.

Administrative fees decreased $35 million, or 10%, to $319 million in 2009. This change includes a $4 million decrease in 12b-1 distribution and service fees recognized on lower average assets under management in the Advisor and R classes of our sponsored mutual funds and a $31 million reduction in our mutual fund servicing revenue, which is primarily attributable to our cost reduction efforts in the mutual fund and retirement plan servicing functions. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Our largest expense, compensation and related costs, decreased $42 million, or 5%, from 2008 to $773 million in 2009. The largest part of this decrease is attributable to a $19 million reduction in our annual bonus program. Reductions in the use of outside contractors lowered 2009 costs $14 million with the remainder of the cost savings primarily attributable to the workforce reduction and lower employee benefits and other employment expenses. Average headcount in 2009 was down 5.4% from 2008 due to attrition, retirements and our workforce reduction.

Advertising and promotion expenditures were down $31 million, or 30%, versus 2008 due to our decision to reduce spending in response to lower investor activity in the 2009 market environment. We currently estimate that our advertising and promotion expenditures for 2010 could increase up to 30% from 2009 and that first quarter 2010 spending will be about $26 million. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base in the United States and abroad.

Depreciation expense and other occupancy and facility costs together increased only $4 million, or 2.5% compared to 2008, as we moderated or delayed our capital spending and facility growth plans.

Other operating expenses decreased $33 million, or 18% from 2008, including a decline of $4 million in distribution and service expenses recognized on lower average assets under management in our Advisor and R classes of mutual fund shares that are sourced from financial intermediaries. Our cost control efforts resulted in the remaining expense reductions, including lower professional fees and travel and related costs.

Our non-operating investment activity resulted in net losses of $12.7 million in 2009 and $52.3 million in 2008. The improvement of nearly $40 million is primarily attributable to a reduction in the other than temporary impairments recognized on our investments in sponsored mutual funds in 2009 versus 2008. The following table details our related mutual fund investment gains and losses (in millions) during the past two years.

	2008	2009	Change
Other than temporary impairments recognized	$ (91.3)	$ (36.1)	$ 55.2
Capital gain distributions received	5.6	2.0	(3.6)
Net gain (loss) realized on fund dispositions	(4.5)	7.4	11.9
Net loss recognized on fund holdings	$ (90.2)	$ (26.7)	$ 63.5

Lower income of $16 million from our money market holdings due to the significantly lower interest rate environment offset the improvement experienced with our fund investments. There is no impairment of any of our mutual fund investments at December 31, 2009.

The 2009 provision for income taxes as a percentage of pretax income is 37.1%, down from 38.4% in 2008 and .9% lower than our present estimate of 38.0% for the 2010 effective tax rate. Our 2009 provision includes reductions of prior years' tax provisions and discrete nonrecurring benefits that lowered our 2009 effective tax rate by 1.0%.

2008 versus 2007. Investment advisory revenues decreased 6.3%, or $118 million, to $1.76 billion in 2008 as average assets under our management decreased $16 billion to $358.2 billion. The average annualized fee rate earned on our assets under management was 49.2 basis points in 2008, down from the 50.2 basis points earned in 2007, as lower equity market valuations resulted in a greater percentage of our assets under management being attributable to lower fee fixed income portfolios. Continuing stress on the financial markets and resulting lower equity valuations as 2008 progressed resulted in lower average assets under our management, lower investment advisory fees and lower net income as compared to prior periods.

Net revenues decreased 5%, or $112 million, to $2.12 billion. Operating expenses were $1.27 billion in 2008, up 2.9% or $36 million from 2007. Net operating income for 2008 decreased $147.9 million, or 14.8%, to $848.5 million. Higher operating expenses in 2008 and decreased market valuations during the latter half of 2008, which lowered our assets under management and advisory revenues, resulted in our 2008 operating margin declining to 40.1% from 44.7% in 2007. Non-operating investment losses in 2008 were $52.3 million as compared to investment income of $80.4 million in 2007. Investment losses in 2008 include non-cash charges of $91.3 million for the other than temporary impairment of certain of the firm's investments in sponsored mutual funds. Net income in 2008 fell 27% or nearly $180 million from 2007. Diluted earnings per share, after the retrospective application of new accounting guidance effective in 2009, decreased to $1.81, down $.59 or 24.6% from $2.40 in 2007. A non-operating charge to recognize other than temporary impairments of our sponsored mutual fund investments reduced diluted earnings per share by $.21 in 2008.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased 8.5%, or $114.5 million, to $1.24 billion. Average mutual fund assets were $216.1 billion in 2008, down $16.7 billion from 2007. Mutual fund assets at December 31, 2008, were $164.4 billion, down $81.6 billion from the end of 2007.

Net inflows to the mutual funds during 2008 were $3.9 billion, including $1.9 billion to the money funds, $1.1 billion to the bond funds, and $.9 billion to the stock funds. The Value, Equity Index 500, and Emerging Markets stock funds combined to add $4.1 billion, while the Mid-Cap Growth and Equity Income stock funds had net redemptions of $2.2 billion. Net fund inflows of $6.2 billion originated in our target-date Retirement Funds, which in turn invest in other T. Rowe Price funds. Fund net inflow amounts in 2008 are presented net of $1.3 billion that was transferred to target-date trusts from the Retirement Funds during the year. Decreases in market valuations and income not reinvested lowered our mutual fund assets under management by $85.5 billion during 2008.

Investment advisory revenues earned on the other investment portfolios that we manage decreased $3.6 million to $522.2 million. Average assets in these portfolios were $142.1 billion during 2008, up slightly from $141.4 billion in 2007. These minor changes, each less than 1%, are attributable to the timing of declining equity market valuations and cash flows among our separate account and subadvised portfolios. Net inflows, primarily from institutional investors, were $13.2 billion during 2008, including the $1.3 billion transferred from the Retirement Funds to target-date trusts. Decreases in market valuations, net of income, lowered our assets under management in these portfolios by $55.3 billion during 2008.

Administrative fees, which increased $5.8 million to $353.9 million, are generally offset by related operating expenses that are incurred to provide services to the funds and their investors.

Our largest expense, compensation and related costs, increased $18.4 million or 2.3% from 2007. This increase includes $37.2 million in salaries resulting from an 8.4% increase in our average staff count and an increase of our associates' base salaries at the beginning of the year. At December 31, 2008, we employed 5,385 associates, up 6.0% from the end of 2007, primarily to add capabilities and support increased volume-related activities and other growth over the past few years. Over the course of 2008, we slowed the growth of our associate base from earlier plans and the prior year. We also reduced our annual bonuses $27.6 million versus the 2007 year in response to unfavorable financial market conditions that negatively impacted our operating results. The balance of the increase is attributable to higher employee benefits and employment-related expenses, including an increase of $5.7 million in stock-based compensation.

After higher spending during the first quarter of 2008 versus 2007, investor sentiment in the uncertain and volatile market environment caused us to reduce advertising and promotion spending, which for the year was down $3.8 million from 2007.

Occupancy and facility costs together with depreciation expense increased $18 million, or 12% compared to 2007. We expanded and renovated our facilities in 2008 to accommodate the growth in our associates to meet business demands.

Other operating expenses were up $3.3 million from 2007. We increased our spending $9.8 million, primarily for professional fees and information and other third-party services. Reductions in travel and charitable contributions partially offset these increases.

Our non-operating investment activity resulted in a net loss of $52.3 million in 2008 as compared to a net gain of $80.4 million in 2007. This change of $132.7 million is primarily attributable to losses recognized in 2008 on our investments in sponsored mutual funds, which resulted from declines in financial market values during the year.

	2007	2008	Change
Capital gain distributions received	$ 22.1	$ 5.6	$ (16.5)
Other than temporary impairments recognized	(.3)	(91.3)	(91.0)
Net gains (losses) realized on fund dispositions	5.5	(4.5)	(10.0)
Net gain (loss) recognized on fund holdings	$ 27.3	$ (90.2)	$ (117.5)

We recognized other than temporary impairments of our investments in sponsored mutual funds because of declines in fair value below cost for an extended period. The significant declines in fair value below cost that occurred in 2008 were generally attributable to adverse market conditions.

In addition, income from money market and bond fund holdings was $19.3 million lower than in 2007 due to the significantly lower interest rate environment of 2008. Lower interest rates also led to substantial capital appreciation on our $40 million holding of U.S. Treasury Notes that we sold in December 2008 at a $2.6 million gain.

The 2008 provision for income taxes as a percentage of pretax income is 38.4%, up from 37.7% in 2007, primarily to reflect changes in state income tax rates and regulations and certain adjustments made prospectively based on our annual income tax return filings for 2007.

CAPITAL RESOURCES AND LIQUIDITY.

During 2009, stockholders' equity increased from $2.5 billion to $2.9 billion. We repurchased nearly 2.3 million common shares for $67 million in 2009. Tangible book value is $2.2 billion at December 31, 2009, and our cash and cash equivalents and our mutual fund investment holdings total $1.4 billion. Given the availability of these financial resources, we do not maintain an available external source of liquidity.

On January 20, 2010, we purchased a 26% equity interest in UTI Asset Management Company and an affiliate for $142.4 million. We funded the acquisition from our cash holdings. In addition to the pending UTI acquisition, we had outstanding commitments to fund other investments totaling $35.4 million at December 31, 2009. We presently anticipate funding 2010 property and equipment expenditures of about $150 million from our cash balances and operating cash inflows.

2009 versus 2008. Operating activities during 2009 provided cash flows of nearly $536 million, down $206 million from 2008, including a $57 million decrease in net income and a $129 million change in the timing differences in the cash settlement of our accounts receivable and accrued revenues and payables and accrued liabilities. In addition, our addback of the non-cash charges for other than temporary impairments of our investments in sponsored mutual funds was $55 million more in 2008 than in 2009.

Net cash used in investing activities totaled $167 million in 2009, up $42 million from 2008. We made net investments of nearly $18 million into our mutual fund portfolio in 2009, an increase of $15 million from 2008. During the past two years, we made several changes, totaling more than $56 million in 2009 and $95 million in 2008, to the composition of our portfolio of mutual fund holdings in light of market conditions experienced during the period. Because of the smaller 2009 increase in savings bank deposits, we increased our investment in debt securities held by the savings bank by only $9 million in 2009 versus $41 million in 2008. As noted below in our discussion of investing activities during 2008 versus 2007, our $70 million U.S. Treasury Notes portfolio was liquidated in 2008 thereby producing inflows of nearly $73 million that did not recur in 2009.

Net cash used in financing activities was $245 million in 2009, down $538 million from 2008. Compared to 2008, we expended $543 million less to repurchase our common shares in 2009. The uncertain market environment led us to reduce our share repurchases and preserve our liquid capital during this past year. Our $.01 per share quarterly dividend increase in 2009 accounts for an additional payout of $10 million in dividends; however, our 2008 change in policy regarding the timing of dividend payments such that our quarterly dividends are declared and paid in the same quarter resulted in five quarterly dividend payments in 2008 versus only four in 2009. This additional payment resulted in our 2009 outflows for dividends decreasing $64 million from 2008. Excess tax benefits from share-based compensation plans decreased $37 million as fewer stock option exercises due to uncertainties and lower market valuations of our common stock reduced our common stock issuances about 25% from 2008.

2008 versus 2007. Operating activities during 2008 provided cash flows of nearly $742 million, down $16 million from 2007. Reconciling items include lower net income of almost $180 million that was offset by timing differences of about $59 million in the cash settlement of our operating receivables and payables. Other than temporary impairments of our sponsored mutual fund investments totaling $91 million, greater depreciation expense on our increased property and equipment of $8 million, and nearly $6 million of additional stock-based compensation account for the remainder of the difference between 2007 and 2008.

Net cash used in investing activities totaled $125 million in 2008, down $220 million from 2007. In 2007, we invested a net of $175.5 million in our sponsored mutual funds from our available cash resources. On a net basis, we added only $2.6 million to our fund holdings in 2008; however, we made $95 million of changes to the composition of our portfolio of mutual fund holdings in light of market conditions during the year. Because of an increase in savings bank deposits, we also increased our investment in debt securities held by the savings bank by $41 million in 2008. While we made other investments of $23 million in 2007, we made only $10 million of other investments in 2008. We also received proceeds of $42.6 million on the sales, and $30 million on the maturities, of our $70 million U.S. Treasury Notes portfolio.

Net cash used in financing activities was $783 million in 2008, up $382 million from 2007. Our strong cash position allowed us to increase our common stock repurchases by $302 million in 2008 versus 2007. Our cash outflows for dividends paid increased $132 million. During the first quarter of 2008, we changed our policy regarding the timing of dividend payments such that our quarterly dividends are now declared and paid in the same quarter. Accordingly, our cash outflows for 2008 include the payout of dividends for the fourth quarter 2007 and all four quarters of 2008. Additionally, we increased the quarterly dividend payment from $.17 per share made in each of the four 2007 quarters to $.24 per share beginning with the payment made in January 2008. Lastly, deposits at our savings bank subsidiary increased nearly $44 million in 2008 as depositors sought the security of FDIC-backed accounts.

CONTRACTUAL OBLIGATIONS.

The following table presents a summary of our future obligations (in millions) under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2009. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated, under certain conditions that may involve termination fees. Because these obligations are generally of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2010 and future years. The information also excludes the $7 million of unrecognized tax benefits discussed in Note 9 to our consolidated financial statements because it is not possible to estimate the time period in which a payment might be made to the tax authorities.

	Total	2010	2011-12	2013-14	Later
Noncancelable operating leases	$ 198	$ 28	$ 52	$ 49	$ 69
Other purchase commitments	169	107	56	5	1
	$ 367	$ 135	$ 108	$ 54	$ 70

We also have outstanding commitments to fund additional investments, including the acquisition of 26% of UTI, totaling $178 million at December 31, 2009.

CRITICAL ACCOUNTING POLICIES.

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2009 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other than temporary impairments of available-for-sale securities. We generally classify our investment holdings in sponsored mutual funds and the debt securities held for investment by our savings bank subsidiary as available-for-sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss as a component of comprehensive income within the statement of stockholders' equity. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment and a loss is recognized in our statement of income unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

An impaired debt security held by our savings bank subsidiary is considered to have an other-than-temporary loss that we will recognize in our statement of income if the impairment is caused by a change in credit quality that affects our ability to recover our amortized cost or if we intend to sell the security or believe that it is more likely than not that we will be required to sell the security before recovering cost. Minor impairments of 5% or less are generally considered temporary.

Goodwill. We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business (our market capitalization) exceeds our carrying amount (our stockholders' equity) and, therefore, that no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our balance sheet, $665.7 million.

Stock options. We recognize stock option-based compensation expense in our consolidated statement of income using a fair value based method. Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading and are of longer duration. The Black-Scholes option pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by, or adjusted based on, a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in numerous states and countries through our various subsidiaries, and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred in doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determination of our annual provision is subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, we recognize additions to, or reductions of, income tax expense during a reporting period that pertain to prior period provisions as our estimated liabilities are revised and actual tax returns and tax audits are settled. We recognize any such prior period adjustment in the discrete quarterly period in which it is determined.

NEWLY ISSUED BUT NOT YET ADOPTED ACCOUNTING GUIDANCE.

Each reporting period we consider all newly issued but not yet adopted accounting and reporting guidance that is applicable to our operations and the preparation of our consolidated statements. We do not believe that any issued guidance that we have not yet adopted will have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values like those experienced during the last two years directly and negatively impact our investment advisory revenues, as well as our investment income and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments, primarily for purposes other than trading. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of mutual fund shares. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

In conjunction with our signing of the definitive UTI purchase agreements in November 2009, we entered into a series of rolling non-deliverable forward contracts to economically hedge the exchange rate exposure relating to the 6.5 billion Indian rupee acquisition price. Final settlement of these contracts occurred at the closing of the UTI acquisition on January 20, 2010. We have not invested in any other derivative financial or commodity instruments.

The following table (in millions) presents the equity price risk from investments in sponsored mutual funds that are accounted for as available-for-sale securities by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year end using each fund's lowest net asset value per share during 2009. In considering this presentation, it is important to note that: not all funds experienced their lowest net asset value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2009	% of portfolio	Potential lower value	% of portfolio	Potential loss	
Stock and blended asset funds	$ 404.3	60	$ 225.9	48	$ 178.4	44%
Bond funds	273.2	40	244.4	52	28.8	11%
	$ 677.5	100	$ 470.3	100	$ 207.2	31%

The comparable potential loss of value presented in our 2008 annual report was $61.5 million on sponsored mutual fund investments of $513.5 million that included a net unrealized loss of $17.5 million at December 31, 2008. During 2009, we experienced net gains of $150.8 million, including the recognition of $36.1 million of other than temporary impairments in our non-operating investment loss.

Because our fund holdings are considered available-for-sale securities, we recognize unrealized losses that are considered temporary in other comprehensive income. We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary. A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. The amount and timing of any future charge will be dependent on our holdings and future market performance.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time in response to changes in market risks and other factors, as management deems appropriate.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

We also hold other investments of $45.7 million at December 31, 2009, that we are at risk for loss up to our carrying amount should market conditions deteriorate.

We operate in several foreign countries, most prominent among which is Great Britain. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenues are predominately realized in U.S. dollars. We do not believe that foreign currency fluctuations materially affect our results of operations.

FORWARD-LOOKING INFORMATION.

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to: our revenues, net income and earnings per share on common stock; changes in the amount and composition of our assets under management; our expense levels and possible expense savings; our estimated effective income tax rate; and our expectations regarding financial markets, future transactions, investments, capital expenditures, and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below and in Item 1A, Risk Factors, of our Form 10-K Annual Report for 2009. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in global financial markets that result in appreciation or depreciation of the assets under our management; our introduction of new mutual funds and investment portfolios; and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements. Non-operating investment income (loss) will also fluctuate primarily due to the size of our investments and changes in their market valuations.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, stock option grants, other incentive awards, changes in our employee count and mix, and competitive factors; our success in implementing and realizing any future cost reduction and avoidance efforts; any goodwill impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in millions, except share data)

December 31,	2008	**2009**
ASSETS		
Cash and cash equivalents (Notes 1 and 6)	$ 619.1	**$ 743.3**
Accounts receivable and accrued revenue (Note 2)	177.3	**246.2**
Investments in sponsored mutual funds (Notes 3 and 6)	513.5	**677.5**
Debt securities held by savings bank subsidiary (Notes 4 and 6)	166.0	**182.6**
Other investments (Notes 5 and 6)	41.9	**45.7**
Property and equipment (Note 7)	440.1	**512.8**
Goodwill	665.7	**665.7**
Other assets (Notes 8 and 9)	195.8	**136.5**
Total assets	$ 2,819.4	**$ 3,210.3**

	2008	**2009**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses (Note 10)	$ 86.8	**$ 79.9**
Accrued compensation and related costs	60.7	**53.3**
Income taxes payable (Note 9)	25.3	**33.6**
Customer deposits at savings bank subsidiary (Note 4)	157.8	**161.3**
Total liabilities	330.6	**328.1**
Commitments and contingent liabilities (Notes 5, 7 and 14)		
Stockholders' equity (Notes 10, 11, 13 and 14)		
Preferred stock, undesignated, $.20 par value – authorized and unissued 20,000,000 shares	—	**—**
Common stock, $.20 par value – authorized 750,000,000; issued 256,856,000 shares in 2008 and 258,534,000 shares in 2009	51.4	**51.7**
Additional capital in excess of par value	363.7	**488.5**
Retained earnings	2,086.8	**2,240.1**
Accumulated other comprehensive income (loss)	(13.1)	**101.9**
Total stockholders' equity	2,488.8	**2,882.2**
	$ 2,819.4	**$ 3,210.3**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

(in millions, except earnings per share)

Year ended December 31,	2007	2008	**2009**
REVENUES			
Investment advisory fees (Note 2)	$ 1,879.1	$ 1,761.0	**$ 1,546.1**
Administrative fees (Note 2)	348.1	353.9	**318.8**
Investment income of savings bank subsidiary	5.9	6.4	**7.0**
Total revenues	2,233.1	2,121.3	**1,871.9**
Interest expense on savings bank deposits	4.8	5.0	**4.5**
Net revenues	2,228.3	2,116.3	**1,867.4**
OPERATING EXPENSES			
Compensation and related costs (Notes 7, 11 and 14)	797.2	815.6	**773.4**
Advertising and promotion	107.9	104.1	**73.2**
Depreciation and amortization of property and equipment	53.4	61.7	**65.2**
Occupancy and facility costs (Note 7)	92.1	101.8	**102.4**
Other operating expenses	181.3	184.6	**151.6**
Total operating expenses	1,231.9	1,267.8	**1,165.8**
NET OPERATING INCOME	996.4	848.5	**701.6**
Non-operating investment income (loss)	80.4	(52.3)	**(12.7)**
Income before income taxes	1,076.8	796.2	**688.9**
Provision for income taxes (Note 9)	406.2	305.4	**255.3**
NET INCOME	$ 670.6	$ 490.8	**$ 433.6**

EARNINGS PER SHARE ON COMMON STOCK (Note 12)			
Basic	$ 2.53	$ 1.89	**$ 1.69**
Diluted	$ 2.40	$ 1.81	**$ 1.65**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(in millions)

Year ended December 31,	2007	2008	**2009**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 670.6	$ 490.8	**$ 433.6**
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	53.4	61.7	**65.2**
Stock-based compensation expense	79.8	85.5	**89.1**
Intangible asset amortization	.6	.6	**.5**
Other than temporary impairments of investments in sponsored mutual funds	.3	91.3	**36.1**
Changes in accounts receivable and accrued revenue	(42.7)	89.4	**(69.3)**
Changes in payables and accrued liabilities	23.9	(45.6)	**(15.6)**
Other changes in assets and liabilities	(27.9)	(31.9)	**(4.0)**
Net cash provided by operating activities	758.0	741.8	**535.6**
CASH FLOWS FROM INVESTING ACTIVITIES			
Investments in sponsored mutual funds	(190.8)	(97.7)	**(74.3)**
Dispositions of sponsored mutual funds	15.3	95.1	**56.6**
Investments in debt securities by savings bank subsidiary	(27.3)	(73.2)	**(62.3)**
Proceeds from debt securities held by savings bank subsidiary	26.1	31.9	**53.0**
Other investments made	(23.1)	(9.7)	**(7.1)**
Proceeds from other investments	.6	72.6	**1.3**
Additions to property and equipment	(145.6)	(144.1)	**(133.9)**
Other investing activity	.1	.1	**—**
Net cash used in investing activities	(344.7)	(125.0)	**(166.7)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common stock	(312.1)	(614.2)	**(71.0)**
Common share issuances under stock-based compensation plans	(3.3)	31.7	**47.7**
Excess tax benefits from stock-based compensation plans	94.9	68.7	**32.0**
Dividends	(180.3)	(312.5)	**(256.9)**
Change in savings bank subsidiary deposits	(.4)	43.5	**3.5**
Net cash used in financing activities	(401.2)	(782.8)	**(244.7)**
CASH AND CASH EQUIVALENTS			
Net change during year	12.1	(166.0)	**124.2**
At beginning of year	773.0	785.1	**619.1**
At end of year	$ 785.1	$ 619.1	**$ 743.3**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(shares in thousands; dollars in millions)

	Common shares outstanding	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2006	264,960	$ 53.0	$ 247.5	$ 2,057.1	$ 69.3	$ 2,426.9
Common stock-based compensation plans activity						
Shares issued upon option exercises	5,508	1.1	(3.4)			(2.3)
Restricted shares issued	281	.0	(.5)			(.5)
Shares issued on vesting of restricted stock units	27	.0	(.5)			(.5)
Forfeiture of restricted awards	(8)	.0	.0			.0
Net tax benefits			96.9			96.9
Stock-based compensation expense			79.8			79.8
Common shares repurchased	(6,163)	(1.2)	(124.0)	(195.5)		(320.7)
Comprehensive income						
Net income				670.6		
Net unrealized holding gains					25.7	
Total comprehensive income						696.3
Dividends				(198.8)		(198.8)
Balances at December 31, 2007	264,605	52.9	295.8	2,333.4	95.0	2,777.1
Common stock-based compensation plans activity						
Shares issued upon option exercises	4,895	1.0	31.1			32.1
Restricted shares issued	270	.1	(.3)			(.2)
Shares issued upon vesting of restricted stock units	43	.0	(.2)			(.2)
Forfeiture of restricted awards	(9)	.0	.0			.0
Net tax benefits			70.3			70.3
Stock-based compensation expense			85.5			85.5
Common shares repurchased	(12,948)	(2.6)	(118.5)	(488.5)		(609.6)
Comprehensive income						
Net income				490.8		
Net unrealized holding losses					(108.1)	
Total comprehensive income						382.7
Dividends				(248.9)		(248.9)
Balances at December 31, 2008	256,856	51.4	363.7	2,086.8	(13.1)	2,488.8
Common stock-based compensation plans activity						
Shares issued upon option exercises	3,660	.7	48.0			48.7
Restricted shares issued	257	.1	(.7)			(.6)
Shares issued on vesting of restricted stock units	52	.0	(.4)			(.4)
Forfeiture of restricted awards	(21)	.0	.0			.0
Net tax benefits			31.9			31.9
Stock-based compensation expense			89.1			89.1
Common shares repurchased	(2,270)	(.5)	(43.1)	(23.4)		(67.0)
Comprehensive income						
Net income				433.6		
Net unrealized holding gains					115.0	
Total comprehensive income						548.6
Dividends				(256.9)		(256.9)
Balances at December 31, 2009	258,534	$ 51.7	$ 488.5	$ 2,240.1	$ 101.9	$ 2,882.2

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

BASIS OF PREPARATION.

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States, which require the use of estimates. Actual results may vary from our estimates. We have modified certain prior-year disclosures to be comparative with and conform to the presentation of our 2009 disclosures. We evaluated all subsequent events through the time that we filed these financial statements with the Securities and Exchange Commission on February 5, 2010, as part of our Annual Report on Form 10-K.

Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation.

We are not the primary beneficiary, and do not consolidate the accounts, of a high-yield collateralized bond obligation (CBO) that held assets of $21 million at December 31, 2009. This variable interest entity is a non-recourse, limited liability company for which we are the collateral manager and receive related investment advisory fees. We recognized the full impairment of our investment in this CBO in 2002 and do not expect to recognize any future gains or losses from this investment.

CASH EQUIVALENTS.

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

INVESTMENTS.

We value our investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund last reported as of the balance sheet date, and generally classify these holdings as available-for-sale.

Our investments in marketable debt securities, including mortgage- and other asset-backed securities held by our savings bank subsidiary, are also classified as available-for-sale and reported at fair value. These debt securities are generally traded in the over-the-counter market. Securities with original maturities of one year or more are valued by us based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Securities with original maturities of less than one year generally are valued at amortized cost, which approximates fair value; however, if amortized cost is deemed not to reflect fair value, such securities are valued by us based generally on prices furnished by dealers who make markets in such securities or by an independent pricing service. Our investment valuation policies, methods and sources are the same as those employed by the sponsored mutual funds to price similar investment holdings.

Changes in net unrealized security holding gains (losses) on available-for-sale securities are recognized in accumulated other comprehensive income (loss).

We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary. A mutual fund holding with an impairment that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other than temporary impairment unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary charge if particular circumstances do not warrant our belief that a near-term recovery is possible.

We classify some investments in sponsored mutual funds made at fund formation as trading because they are expected to be held for only a short period of time.

Other investments are recognized using the cost or equity methods of accounting, as appropriate.

CONCENTRATIONS OF RISK.

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk, which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT.

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3.5 years; buildings and improvements, 32.6 years; leasehold improvements, 9.2 years; furniture and other equipment, 6.6 years; and leased land, 99 years.

GOODWILL.

We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Our evaluations have indicated that no impairment exists.

We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit – our investment advisory business.

REVENUE RECOGNITION.

Fees for investment advisory services, which are based on a percentage of assets under management, and related administrative services that we provide to investment advisory clients, including our sponsored mutual funds, are recognized in the period that our services are provided. Our assets under management are valued in accordance with a valuation and pricing policy that defines the valuation and pricing processes for each major type of investment held in our sponsored mutual funds and other client investment portfolios. Fair values used in our processes are primarily determined from quoted market prices, prices furnished by dealers who make markets in such securities, or from data provided by an independent pricing service that considers yield or price of investments of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Investments for which market prices are not readily available are not a material portion of our total assets under management.

Administrative revenues from distribution of our sponsored mutual funds' Advisor and R class shares, and the corresponding operating expense for payments to third-party financial intermediaries that distribute those share classes, are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense.

Taxes billed to our clients based on our fees for services rendered are not included in revenues.

We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to investment advisory contracts.

ADVERTISING.

Costs of advertising are expensed the first time that the advertising takes place.

STOCK AWARDS AND OPTIONS.

Our stockholders have approved the 2001 and 2004 Stock Incentive Plans under which we have issued restricted shares and restricted stock units that convert to shares after vesting. These employee awards are fair valued on the grant date using the closing market price of our common stock and generally vest over graded schedules of four to five years.

Under the seven stockholder approved plans (the 1993, 1996, 2001 and 2004 Stock Incentive Plans and the 1995, 1998 and 2007 plans for non-employee directors), we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees and non-employee directors. Vesting of our employee option grants is based solely on the individual continuing to render service and generally occurs over a five- to six-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant. We semiannually grant options, restricted shares and restricted stock units to non-employee directors that vest over six months to one year. Vested stock units are issued as dividend equivalents on stock units held by non-employee directors.

In recognizing stock option-based compensation expense, we used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

Weighted-average	2007	2008	2009
Grant-date fair value per option awarded, including reload grants	$ 12.31	$ 13.51	$ 10.07
Assumptions used:			
Expected life in years	5.4	5.9	6.7
Expected volatility	23%	24%	32%
Dividend yield	1.7%	1.7%	2.4%
Risk-free interest rate	4.3%	3.1%	2.5%

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility and dividend yield are based on recent historical experience. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

EARNINGS PER SHARE.

On January 1, 2009, we modified our earnings per share calculations to reflect new financial reporting guidance that recognizes our outstanding restricted stock and stock units, on which we pay non-forfeitable dividends, as if they were a separate class of stock. The retrospective application of the new guidance did not significantly reduce our weighted average common shares outstanding assuming dilution as presented in Note 12 for 2007 and 2008; however, it did reduce our previously reported diluted earnings per share on our common stock for each of the second quarter and full year 2008 by $.01.

COMPREHENSIVE INCOME.

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income and the change in net unrealized security holding gains (losses), after income taxes (tax benefits).

Notes to Consolidated Financial Statements

NOTE 1 – CASH EQUIVALENTS.

Cash equivalent investments in our sponsored money market mutual funds aggregate $555.6 million at December 31, 2008, and $676.5 million at December 31, 2009. Dividends earned on these investments totaled $38.0 million in 2007, $17.5 million in 2008, and $1.6 million in 2009.

NOTE 2 – INFORMATION ABOUT RECEIVABLES, REVENUES, AND SERVICES.

Accounts receivable from our sponsored mutual funds for advisory fees and advisory-related administrative services aggregate $95.0 million at December 31, 2008, and $130.1 million at December 31, 2009.

Revenues (in millions) from investment advisory services provided under agreements with our sponsored mutual funds and other investment clients include:

	2007	2008	2009
Sponsored mutual funds in the U.S.			
Stock and blended asset	$ 1,168.7	$ 1,031.4	$ 843.7
Bond and money market	184.6	207.4	224.6
	1,353.3	1,238.8	1,068.3
Other portfolios	525.8	522.2	477.8
Total investment advisory fees	$ 1,879.1	$ 1,761.0	$ 1,546.1

The following table summarizes the various investment portfolios and assets under management (in billions) on which we earn advisory fees.

	Average during			December 31,	
	2007	2008	2009	2008	2009
Sponsored mutual funds in the U.S.					
Stock and blended asset	$ 191.1	$ 168.6	$ 139.5	$ 117.9	$ 172.7
Bond and money market	41.7	47.5	52.3	46.5	60.0
	232.8	216.1	191.8	164.4	232.7
Other portfolios	141.4	142.1	129.5	111.9	158.6
	$ 374.2	$ 358.2	$ 321.3	$ 276.3	$ 391.3

Investors that we serve are primarily domiciled in the United States of America; investment advisory clients outside the United States account for nearly 12% of our assets under management at December 31, 2009.

Fees for advisory-related administrative services provided to our sponsored mutual funds were $273.9 million in 2007, $282.6 million in 2008, and $249.9 million in 2009.

NOTE 3 – INVESTMENTS IN SPONSORED MUTUAL FUNDS.

These investments (in millions) at December 31 include:

	Aggregate cost	Unrealized holding Gains	Unrealized holding Losses	Aggregate fair value
2008				
Stock and blended asset funds	$ 345.7	$ 6.5	$ (37.4)	$ 314.8
Bond funds	185.3	16.3	(2.9)	198.7
	$ 531.0	$ 22.8	$ (40.3)	$ 513.5
2009				
Stock and blended asset funds	$ 278.6	$ 125.7	$ —	$ 404.3
Bond funds	238.9	34.3	—	273.2
	$ 517.5	$ 160.0	$ —	$ 677.5

Unrealized holding losses that were attributable to fund holdings with an aggregate fair value of $195.2 million at December 31, 2008, were considered temporary.

Dividends, excluding capital gain distributions, earned on sponsored mutual fund investments totaled $8.3 million in 2007, $10.4 million in 2008, and $9.8 million in 2009.

NOTE 4 – DEBT SECURITIES HELD BY AND CUSTOMER DEPOSITS AT SAVINGS BANK SUBSIDIARY.

Our savings bank subsidiary holds investments in marketable debt securities, including mortgage- and other asset-backed securities, which are accounted for as available-for-sale. The following table (in millions) details the components of these investments at year end.

	2008		2009	
	Fair value	Unrealized holding gains (losses)	Fair value	Unrealized holding gains (losses)
Investments with temporary impairment (41 securities in 2009) of				
Less than 12 months	$ 40.1	$ (2.6)	$ 14.4	$ (.3)
12 months or more	13.8	(1.7)	9.8	(.8)
Total	53.9	(4.3)	24.2	(1.1)
Investments with unrealized holding gains	112.1	1.3	158.4	4.4
Balance at December 31	$ 166.0	$ (3.0)	$ 182.6	$ 3.3
Aggregate cost	$ 169.0		$ 179.3	

The unrealized losses in these investments were generally caused by changes in interest rates and market liquidity, and not by changes in credit quality. We intend to hold these securities to their maturities, which generally correlate to the maturities of our customer deposits, and believe it is more likely than not that we will not be required to sell any of these securities before recovery of their amortized cost. Accordingly, impairment of these investments is considered temporary. The adoption in 2009 of new financial reporting guidance for other-than-temporary impairments of debt securities did not have a material impact on our consolidated financial statements.

The estimated fair value of our customer deposit liability, based on discounting expected cash outflows at maturity dates that range up to five years, using current interest rates offered for deposits with the same dates of maturity, was $162.3 million at December 31, 2008, and $164.9 million at December 31, 2009.

NOTE 5 – OTHER INVESTMENTS.

These investments (in millions) at December 31 include:

	2008	2009
Cost method investments		
10% interest in Daiwa SB Investments Ltd. (Japan)	$ 13.6	$ 13.6
Other investments	26.5	27.8
Equity method investments	.5	1.6
Sponsored mutual fund investments held as trading	1.3	1.8
INR non-deliverable forward contract	—	.9
Total other investments	$ 41.9	$ 45.7

On January 20, 2010, we purchased a 26% equity interest in UTI Asset Management Company and an affiliate from existing stockholders for 6.5 billion Indian rupees (INR) or $142.4 million, plus transaction costs of about $3.5 million. UTI Asset Management Company is an unlisted company in India with approximately $17.8 billion in average assets under management in December 2009. We will account for this investment using the equity method.

In conjunction with our signing of the definitive UTI purchase agreements in November 2009, we entered into a series of rolling non-deliverable forward contracts to economically hedge the foreign currency exchange rate exposure relating to the UTI acquisition price. We recognized non-operating investment income of $.3 million in 2009 and $2.2 million in January 2010 in the valuation and settlement of these contracts.

We had outstanding commitments to fund other investments totaling $35.4 million at December 31, 2009.

NOTE 6 – FAIR VALUE MEASUREMENTS.

We determine the fair value of our investments using three broad levels of inputs as defined by related accounting standards:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 – unobservable inputs reflecting our own assumptions based on the best information available. We do not value any of our investments using Level 3 inputs.

These levels are not necessarily an indication of the risk or liquidity associated with our investments. The following table summarizes our investments (in millions) that are recognized in our balance sheet at year end using fair value measurements determined based on the differing levels of inputs.

	Level 1	Level 2
2008		
Cash equivalents	$ 555.6	
Investments in sponsored mutual funds		
Held as available-for-sale	513.5	
Held as trading	1.3	
Debt securities held by savings bank subsidiary	—	$ 166.0
Total	$ 1,070.4	$ 166.0
2009		
Cash equivalents	$ 676.5	
Investments in sponsored mutual funds		
Held as available-for-sale	677.5	
Held as trading	1.8	
Debt securities held by savings bank subsidiary	—	$ 182.6
INR non-deliverable forward contract	.9	—
Total	$ 1,356.7	$ 182.6

NOTE 7 – PROPERTY AND EQUIPMENT.

Property and equipment (in millions) at December 31 consists of:

	2008	2009
Computer and communications software and equipment	$ 250.6	$ 267.7
Buildings and improvements	271.8	361.1
Leasehold improvements	77.5	78.7
Furniture and other equipment	109.6	109.2
Land	19.7	36.1
Leased land	2.7	2.7
	731.9	855.5
Less accumulated depreciation and amortization	291.8	342.7
	$ 440.1	$ 512.8

Compensation and related costs attributable to the development of computer software for internal use totaling $8.9 million in 2007, $10.9 million in 2008, and $7.5 million in 2009 have been capitalized.

We occupy certain office facilities, and rent computer and other equipment under noncancelable operating leases. Related rental expense was $26.6 million in 2007, $28.2 million in 2008, and $29.1 million in 2009. Future minimum payments under these leases aggregate $27.8 million in 2010, $27.0 million in 2011, $25.2 million in 2012, $24.9 million in 2013, $24.5 million in 2014, and $69.1 million in later years.

NOTE 8 – INTANGIBLE ASSETS.

Other assets include mutual fund customer-relationship intangible assets acquired in 2006. Our unamortized cost was $2.5 million at December 31, 2008, and $2.0 million at December 31, 2009.

NOTE 9 – INCOME TAXES.

The provision for income taxes (in millions) consists of:

	2007	2008	2009
Current income taxes			
U.S. federal	$ 327.7	$ 265.9	$ 232.5
Foreign	40.9	33.6	26.5
State and local	53.3	39.3	32.0
Deferred income tax benefits	(15.7)	(33.4)	(35.7)
	$ 406.2	$ 305.4	$ 255.3

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Deferred tax benefits include $25.7 million in 2007, $23.9 million in 2008, and $22.4 million in 2009 relating to the recognition of stock-based compensation expense. Deferred tax benefits of $31.9 million in 2008 and $12.4 million in 2009 are attributable to other than temporary impairments recognized on our sponsored mutual fund investments. Partially offsetting the deferred tax benefits in 2007 were deferred taxes of $8.1 million from the reversal of temporary differences related to property and equipment and the use of foreign net operating loss carryforwards. Deferred taxes relating to property and equipment of $17.4 million in 2008 partially offset deferred tax benefits.

The net deferred tax asset recognized in our balance sheet in other assets includes the following (in millions) at December 31.

	2008	2009
Deferred tax liabilities		
Related to property and equipment	$ (17.1)	$ (18.0)
Recognized in other comprehensive income on net unrealized holding gains	—	(61.4)
Other	(3.1)	(3.9)
	(20.2)	(83.3)
Deferred tax assets		
Related to stock-based compensation	68.2	90.6
Related to other than temporary impairments of investments in mutual funds	35.9	48.3
Related to accrued compensation	3.0	2.3
Recognized in other comprehensive loss on net unrealized holding losses	7.4	—
Other	4.3	6.4
	118.8	147.6
Net deferred tax asset	$ 98.6	$ 64.3

Other assets also includes tax refund receivables of $46.2 million at December 31, 2008, and $18.1 million at December 31, 2009.

Cash outflows from operating activities include income taxes paid of $329.6 million in 2007, $289.9 million in 2008, and $221.6 million in 2009.

Additional income tax benefits of $96.9 million in 2007, $69.7 million in 2008, and $33.1 million in 2009 arising from stock-based compensation plans activity reduced the amount of income taxes that would have otherwise been payable.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2007	2008	2009
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	3.0	3.3	3.1
Other items	(.3)	.1	(1.0)
Effective income tax rate	37.7%	38.4%	37.1%

The following table reconciles our unrecognized tax benefits (in millions) during the year:

	2007	2008	2009
Balance at beginning of year	$ 3.0	$ 4.8	$ 6.3
Changes in tax positions related to			
Current year	1.5	1.3	1.1
Prior years	.3	.2	(.4)
Balance at year end	$ 4.8	$ 6.3	$ 7.0

If recognized, these tax benefits would affect our effective tax rate; however, we do not expect that unrecognized tax benefits for tax positions taken with respect to 2009 and prior years will significantly change in 2010. Our United States federal tax obligations have been settled through the year 2000. Net interest recoverable recognized in our balance sheets was $3.5 million at December 31, 2008, and $4.5 million at December 31, 2009. Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes. Interest recognized as part of our provision for income taxes was not material.

NOTE 10 – COMMON STOCK.

AUTHORIZED SHARES.

At December 31, 2009, 57,346,800 shares of unissued common stock were authorized for issuance under our stock-based compensation plans. Additionally, 3,360,000 shares are authorized for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices. We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders.

SHARE REPURCHASES.

The Board of Directors has authorized the future repurchase of up to 12,409,110 common shares as of December 31, 2009.

Accounts payable and accrued expenses includes $4.0 million at December 31, 2008, representing the unsettled liability for common stock repurchases made prior to year end.

DIVIDENDS.

Cash dividends declared per share were $.75 in 2007, $.96 in 2008, and $1.00 in 2009. In March 2008, we began paying our quarterly dividend before quarter end instead of in the following month.

NOTE 11 – STOCK-BASED COMPENSATION.

STOCK OPTIONS.

The following table summarizes the status of and changes in our stock option grants during 2009.

	Options	Weighted-average exercise price	Weighted-average remaining contractual term in years
Outstanding at beginning of year	39,037,741	$ 36.52	
Semiannual grants	6,197,940	36.22	
Reload grants	479,815	42.03	
New hire grants	7,000	36.40	
Non-employee director grants	8,000	44.30	
Exercised	(5,152,674)	22.49	
Forfeited	(826,900)	44.45	
Expired	(481,763)	45.64	
Outstanding at end of year	39,269,159	$ 38.10	6.1
Exercisable at end of year	23,407,860	$ 33.48	4.6

Net income includes a charge for stock option-based compensation expense of $71.8 million in 2007, $71.7 million in 2008, and $72.1 million in 2009, including $8.6 million, $5.6 million, and $4.1 million, respectively, for reload option grants.

The total intrinsic value of options exercised was $300.1 million in 2007, $230.4 million in 2008, and $115.7 million in 2009. At December 31, 2009, the aggregate intrinsic value of in-the-money options outstanding was $619.4 million and of options exercisable was $472.3 million.

STOCK AWARDS.

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2009.

	Restricted shares	Restricted stock units	Weighted-average fair value
Nonvested at beginning of year	475,194	233,539	$ 54.28
Granted to employees and directors	270,500	165,450	36.79
Vested (value at vest date was $10.0 million)	(136,787)	(68,288)	53.46
Forfeited	(20,988)	(19,750)	49.65
Nonvested at end of year	587,919	310,951	$ 46.19

We recognized compensation expense for restricted shares and restricted stock units of $8.0 million in 2007, $13.8 million in 2008, and $17.0 million in 2009.

At December 31, 2009, non-employee directors hold 15,143 vested stock units that will convert to common shares upon their separation from the board.

FUTURE STOCK-BASED COMPENSATION EXPENSE.

The following table presents the compensation expense (in millions) to be recognized over the remaining vesting periods of the stock-based awards outstanding at December 31, 2009. Estimated future compensation expense will change to reflect future option grants, including reloads; future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; and adjustments for actual forfeitures.

First quarter 2010	$ 18.2
Second quarter 2010	18.1
Third quarter 2010	17.5
Fourth quarter 2010	12.6
Total 2010	66.4
2011 through 2014	64.1
Total	$ 130.5

NOTE 12 – EARNINGS PER SHARE CALCULATIONS.

The reconciliation (in millions) of our net income to net income allocated to our common stockholders and the weighted average shares (in millions) that are used in calculating the basic and the diluted earnings per share on our common stock follow.

	2007	2008	2009
Net income	$ 670.6	$ 490.8	$ 433.6
Less net income allocated to outstanding restricted stock and stock units	(.8)	(1.1)	(1.5)
Net income allocated to our common stockholders	$ 669.8	$ 489.7	$ 432.1
Weighted average common shares			
Outstanding	264.8	259.3	255.9
Outstanding assuming dilution	279.1	269.9	262.3

Weighted average common shares outstanding assuming dilution reflects the potential additional dilution, determined using the treasury stock method, that could occur if outstanding stock options were exercised. There are 19.9 million outstanding stock options with an average exercise price of $48.20 that, when taken together with related unrecognized compensation expense, are out-of-the-money and, therefore, not included in the 2009 weighted average common shares outstanding assuming dilution.

NOTE 13 – INVESTMENT GAINS (LOSSES) AND OTHER COMPREHENSIVE INCOME (LOSS).

The following table reconciles our net unrealized investment holding gains and losses (in millions) to that recognized in other comprehensive income (loss).

	Investments in sponsored mutual funds	Debt securities held by savings bank subsidiary	Total
2007			
Net unrealized holding gains	$ 66.0	$ 1.5	$ 67.5
Reconciling amounts recognized in non-operating investment income			
Capital gain distributions received	(22.1)	—	(22.1)
Other than temporary impairments	.3	—	.3
Net gains realized on dispositions, determined using average cost	(5.5)	—	(5.5)
Net unrealized holding gains recognized in other comprehensive income, before taxes	38.7	1.5	40.2
Deferred income taxes	(14.0)	(.5)	(14.5)
Net unrealized holding gains recognized in other comprehensive income	$ 24.7	$ 1.0	$ 25.7

	Investments in sponsored mutual funds	Debt securities held by savings bank subsidiary	Total
2008			
Net unrealized holding losses	$ (254.7)	$ (3.0)	$ (257.7)
Reconciling amounts recognized in non-operating investment loss			
Capital gain distributions received	(5.6)	—	(5.6)
Other than temporary impairments	91.3	—	91.3
Net losses realized on dispositions, determined using average cost	4.5	—	4.5
Net unrealized holding losses recognized in other comprehensive income loss, before taxes	(164.5)	(3.0)	(167.5)
Deferred tax benefits	58.4	1.0	59.4
Net unrealized holding losses recognized in other comprehensive loss	$ (106.1)	$ (2.0)	$ (108.1)
2009			
Net unrealized holding gains	$ 150.8	$ 6.0	$ 156.8
Reconciling amounts recognized in non-operating investment loss			
Capital gain distributions received	(2.0)	—	(2.0)
Other than temporary impairments	36.1	—	36.1
Net losses (gains) realized on dispositions, determined using average cost	(7.4)	.3	(7.1)
Net unrealized holding gains recognized in other comprehensive income, before taxes	177.5	6.3	183.8
Deferred income taxes	(66.6)	(2.2)	(68.8)
Net unrealized holding gains recognized in other comprehensive income	$ 110.9	$ 4.1	$ 115.0

Accumulated other comprehensive income (loss) (in millions) at December 31 includes:

	2008	2009
Net unrealized holding gains (losses) on		
Investments in sponsored mutual funds	$ (17.5)	$ 160.0
Debt securities held by savings bank subsidiary	(3.0)	3.3
	(20.5)	163.3
Deferred tax benefits (income taxes)	7.4	(61.4)
	$ (13.1)	$ 101.9

NOTE 14 – OTHER DISCLOSURES.

Our consolidated stockholders' equity at December 31, 2009, includes about $75 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.

Compensation expense recognized for our defined contribution retirement plans was $44.1 million in 2007, $43.6 million in 2008, and $41.2 million in 2009.

NOTE 15 – SUPPLEMENTARY QUARTERLY FINANCIAL DATA (Unaudited).

	Net revenues	Net income	Basic earnings per share on common stock	Diluted earnings per share on common stock
	(in millions)			
2008				
1st quarter	$ 559.1	$ 151.5	$ .58	$ .55
2nd quarter	$ 586.5	$ 162.2	$ .62	$ .59
3rd quarter	$ 554.8	$ 152.8	$ .59	$ .56
4th quarter	$ 415.9	$ 24.3	$ .09	$ .09
2009				
1st quarter	$ 384.5	$ 48.2	$ .19	$ .19
2nd quarter	$ 442.2	$ 100.0	$ .39	$ .38
3rd quarter	$ 498.1	$ 132.9	$ .52	$ .50
4th quarter	$ 542.6	$ 152.5	$ .59	$ .57

The sums of quarterly earnings per share do not equal annual earnings per share because the computations are done independently.

Report of Management on Internal Control Over Financial Reporting

To the Stockholders of
T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2009, in relation to criteria described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2009.

February 5, 2010



James A.C. Kennedy
Chief Executive Officer and President



Kenneth V. Moreland
Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 5, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 5, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited T. Rowe Price Group, Inc. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, T. Rowe Price Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 5, 2010, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 5, 2010

CORPORATE HEADQUARTERS

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

OFFICE LOCATIONS

Buenos Aires, Argentina

Sydney, Australia

Toronto, Canada

Copenhagen, Denmark

Hong Kong

Tokyo, Japan

Luxembourg

Amsterdam, Netherlands

Singapore

Zurich, Switzerland

London, United Kingdom

United States:

San Francisco, California

Colorado Springs, Colorado

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

U.S. INVESTOR CENTERS

Baltimore, Maryland

Boca Raton, Florida

Colorado Springs, Colorado

Garden City, New York

Los Angeles, California

McLean, Virginia

Northbrook, Illinois

Oak Brook, Illinois

Owings Mills, Maryland

Paramus, New Jersey

Short Hills, New Jersey

Tampa, Florida

Walnut Creek, California

Washington, D.C.

Wellesley, Massachusetts

ADDITIONAL INFORMATION

SEC Form 10-K
A paper copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Corporate Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202
Fax (410) 345-3223

A copy is available on our Web site: troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
161 North Concord Exchange
South St. Paul, MN 55075
(888) 648-8155
wellsfargo.com/
shareownerservices

Send shareholder inquiries to:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

Independent Registered Public Accounting Firm
KPMG LLP
Baltimore, MD

Annual Meeting
April 14, 2010, at 10 a.m.
T. Rowe Price Group, Inc.
Owings Mills Corporate Campus
4515 Painters Mill Road
Owings Mills, MD 21117

BOARD OF DIRECTORS

T. Rowe Price Group, Inc.
100 East Pratt Street, Baltimore, Maryland 21202
(410) 345-2000 troweprice.com

Invest with confidence



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